NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



PE 12-13-07



08023944

Received SEC
JAN 29 2008
Washington, DC 20549

January 29, 2008

Dennis J. Block
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY 10281

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/29/2008

Re: DPL Inc.
Incoming letter dated December 13, 2007

Dear Mr. Block:

This is in response to your letter dated December 13, 2007 concerning the shareholder proposal submitted to DPL by Donald Moberly. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
FEB 06 2008
THOMSON
FINANCIAL

Enclosures

cc: Donald Moberly
1308 Fairway Ct.
Miamisburg, OH 45342

C A D W A L A D E R

Cadwalader, Wickersham & Taft LLP
New York London Charlotte Washington Beijing

One World Financial Center, New York, NY 10281
Tel 212 504 6000 Fax 212 504 6666
www.cadwalader.com

1934 Act/Rules 14a-8(i)(2), 14a-8(i)(3), 14a-8(i)(6) and 14a-8(i)(7)

December 13, 2007

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington D.C. 20549

Re: DPL Inc. Shareholder Proposal

Ladies and Gentlemen:

On behalf of DPL Inc., an Ohio corporation (the "Company"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we respectfully request the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below (the "Proposal") is excluded from the Company's proxy statement for the Company's 2008 Annual Meeting of Shareholders (the "Proxy Statement"). The Annual Meeting is scheduled for April 23, 2008. A copy of the Proposal is attached hereto. As required by Rule 14a-8(j), six copies of this letter, including the attachment, are enclosed.

We are also sending a copy of this letter to the proponent, Mr. Donald Moberly, to notify him of the Company's intention to omit the Proposal from the Proxy Statement.

A. Factual Background

On November 7, 2007, the Company received a shareholder proposal from Mr. Moberly. The Proposal reads as follows:

> "We should dissolve all of the sub companies within our company and go back to being Dayton Power and Light Co....These include DP&L Inc. [*sic*], M.V.E. [*sic*], DP&L Energy [*sic*], DP&L Finance [*sic*], DP&L Energy Resourse [*sic*], Valley Partners [*sic*] and any others I don't know about."

Dennis J. Block Tel 212 504 5555 Fax 212 504 5557 dennis.block@cwt.com

Mr. Moberly also included a supporting statement. Mr. Moberly's full letter is attached hereto as Exhibit A.

B. Reasons for Omission

1. *The Proposal Would Result in the Violation of State Law*

Rule 14a-8(i)(2) provides that a registrant may exclude a proposal if it would, if implemented, cause the registrant to violate any state, federal or foreign law to which the registrant is subject. Mr. Moberly's proposal that all of the "sub companies" of the Company be "dissolved" includes within its list of "sub companies" DPL Energy Resources, Inc. ("DPLE"), which sells retail electric energy under contract to major industrial and commercial customers in West Central Ohio. DPLE's structure as a subsidiary of the Company is required under Ohio law. Pursuant to Ohio Revised Code ("ORC") Section 4928.17, *Corporate Separation Plans*, no utility may be in the businesses of supplying a noncompetitive retail electric service and supplying a product or service other than a noncompetitive retail electric service, unless the utility implements and operates under a corporate separation plan that is approved by the public utilities commission. The Company is currently in the business of supplying both noncompetitive retail electric service and other non-utility services. The Public Utilities Commission of Ohio has approved of The Dayton Power and Light Company's Corporate Separation Plan which structures DPLE as a subsidiary of the Company. If the Company were to dissolve DPLE or to merge DPLE, along with the Company's other subsidiaries, into one entity, then the Company would no longer be in compliance with ORC Section 4928.17 and would no longer be able to continue supplying its noncompetitive retail electric service. As such, we believe that the Proposal is excludable under Rule 14a-8(i)(2).

2. *The Proposal is Vague and the Supporting Statement is Materially False and Misleading and Deals with the Company's Ordinary Business Operations*

Rule 14a-8(i)(3) provides that a registrant may exclude a proposal if it violates the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has determined that a proposal is excludable under this rule if it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Company (July 30, 1992). *See also* Bristol-Myers Squibb Co. (February 1, 1999) (the Staff permitted exclusion of a proposal which was so vague that it precluded shareholders from determining with reasonable certainty either the meaning of the resolution or the consequences of its implementation) and Microlog Corporation (December

22, 1994) (a proposal that recommended that a company pay bonuses, etc. based on a very convoluted formula could be excluded as vague and indefinite). The Staff has also permitted a company to exclude entire shareholder proposals or portions of shareholder proposals and supporting statements when they contained false and misleading statements. *See, e.g.* General Magic, Inc. (May 1, 2000) (the Staff permitted exclusion of an entire proposal) and Sysco Corp. (August 12, 2003) (the Staff permitted exclusion of portions of the supporting statement pursuant to Rule 14a-9).

In addition, Rule 14a-8(i)(7) provides that a shareholder proposal may be excluded if the proposal deals with a matter relating to the company's ordinary business operations. The Staff has agreed that a proposal may be excluded under Rule 14a-8(i)(7) where it deals with ordinary business matters of a complex nature that shareholders, as a group, would not be qualified to make an informed decision on, due to their lack of business expertise. *See* SEC Release No. 34-129999 (November 22, 1976). In addition, the Staff has taken the position that decisions regarding the disposition of corporate assets are matters within the conduct of ordinary business operations. *See, e.g.,* The Statesman Group, Inc. (March 22, 1990) (a proposal relating to the engagement of investment bankers to advise on the restructuring of the company was excludable under Rule 14a-8(i)(7)) and The Readers' Digest Association, Inc. (August 18, 1998) (a proposal to evaluate options for divestment of some businesses to maximize shareholder value related to non-extraordinary corporate transactions was excludable under Rule 14a-8(i)(7)).

The Proposal should be excludable because it is vague and indefinite. What does it mean to "dissolve all of the sub companies" of the Company? Is this a request to liquidate the assets of the Company's subsidiaries? Or does the Proposal contemplate certain short form mergers up and into The Dayton Power and Light Company, the principal subsidiary of the Company? In addition, it is uncertain what is meant by the request "to go back to being Dayton Power and Light Co." Is this a proposal to change the Company's name from DPL Inc. to The Dayton Power and Light Company? Or does the proposal contemplate that the Company merge DPL Inc. into The Dayton Power and Light Company?

Mr. Moberly's supporting statement is also materially false and misleading in stating (i) that "[t]he subcompanies came about during the Forester [*sic*] era as a play to divert funds (profits) from the IRS and our shareholders" and (ii) that the "...board must accept the responsibility of representing the shareholders instead of making the executives wealthy. (i.e.) Mr. Biggs ½ million dollar bonus plus 100% pay raise retroactive to January 1 of the previous year." The allegation that the subsidiaries of the Company were created to divert funds from the Internal Revenue Service and the Company's shareholders is a gross misstatement and completely without merit. The Company's subsidiaries are organized to reflect the discrete business areas in which the Company operates: the operation of peaking facilities, the sale of retail electric energy, insurance, investments and financing. The Company's principal subsidiary is The Dayton Power and Light Company (DP&L). DP&L is a public utility incorporated in 1911 under the laws of Ohio. DPL's other significant subsidiaries (all of which are wholly-owned) include DPL Energy, LLC, which engages in the operation of peaking generating facilities; DPL Energy Resources, Inc., which sells retail electric energy under contract to major industrial and commercial customers in West Central Ohio and whose structure as a subsidiary is required under Ohio law as discussed above; MVE, Inc., which was primarily responsible for the management of the Company's financial asset portfolio; and Miami Valley Insurance Company, a Vermont corporation, which serves as the Company's captive insurance company, providing insurance services to the Company and its subsidiaries. DP&L has one significant subsidiary, DPL Finance Company, Inc., which is wholly-owned and provides financing to the Company, DP&L and other affiliated companies. In addition, Valley Partners, Inc., one of the subsidiaries that the Proposal contemplates being "dissolved," is not even owned by the Company, as discussed further in section three of this letter. The Company's corporate structure is efficient from a U.S. tax standpoint since the subsidiaries file a consolidated return, which generally provides equally efficient tax treatment without requiring the Company to sacrifice the liability protection and other benefits that result from maintaining the subsidiaries as separate entities. The corporate structure of the Company has evolved over many years and is the product of the Company's managers using their many years of business expertise to create a structure that both complies with applicable law and that suits the needs of the Company in its current form. The complex nature of the corporate structure is such that we believe shareholders, due to their lack of business experience, would not be qualified to make an informed decision on the matter.

The claim that the Board of Directors of the Company is focused on making the Company's executives wealthy is wholly without merit. As previously disclosed in the Company's proxy statement for the 2006 Annual Meeting of Shareholders, the Company uses the 50th percentile of comparably-sized domestic utilities for all elements of compensation as its initial reference for determining the individual targets for its executive officers. In those circumstances where the Company is required to look outside of this range for selected positions, it will consider either above median market rates or general industry data to determine the appropriate compensation level. In addition, the Company also considers several factors, including the experience and tenure of its executive officers, his or her individual contributions to the Company and potential for future contributions, the need for retention, and competitive pressures in the marketplace for the skill set and experience of a particular executive officer. Mr. Moberly's accusations are factually inaccurate and will mislead and misinform the Company's shareholders about the Company's compensation decisions and the impact they have on the Company.

The defects above render the Proposal inherently vague, indefinite and misleading. If included in the Proxy Statement, the Proxy Statement will contain false statements in direct violation of Rule 14a-9. If the Proposal is approved by shareholders, the Company would not know what action is recommended to be taken with respect to the Company's subsidiaries. We therefore believe that the Proposal is excludable under Rule 14a-8(i)(3). In addition, since the Proposal deals with business matters of a complex nature that shareholders, as a group, would not be qualified to make an informed decision on, due to their lack of business expertise, we believe that the Proposal is excludable under Rule 14a-8(i)(7).

3. *The Company Would Not Have the Power to Implement the Proposal if Passed*

Rule 14a-8(i)(6) provides that a shareholder proposal may be excluded if the company would not have the power to implement the proposal if passed. Mr. Moberly's proposal that all of the "sub companies" of the Company be "dissolved" includes within its list of "sub companies" Valley Partners, Inc. ("Valley"). Valley was a Florida corporation the sole stockholders, directors and officers of which were Mr. Forster and Ms. Muhlenkamp, former directors and executives of the Company. The Company has no ownership interest in Valley and, as such, does not have any power to "dissolve" Valley. We therefore believe that the Proposal is excludable under Rule 14a-8(i)(6).

Request

Based on the foregoing, the Company believes that it may omit the Proposal from the Proxy Statement, and we respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is omitted from the Proxy Statement. If you have any questions or if the Staff is unable to concur with our conclusions without additional information or discussion, we respectfully request the opportunity to confer with members of the Staff prior to the issuance of a written response to this letter. Please do not hesitate to contact the undersigned at (212) 504-5555. Thank you for your consideration.

Very truly yours,



Dennis J. Block

cc: Paul M. Barbas
Glenn E. Harder
Timothy G. Rice, Esq.
Donald Moberly



Timothy G. Rice

Interim Senior Vice President,
General Counsel and Corporate Secretary
Phone: (937) 259-7103
Fax: (937) 259-7917
E-Mail: timothy.rice@dplinc.com

December 12, 2007

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington D.C. 20549

Re: DPL Inc. Shareholder Proposal

Ladies and Gentlemen:

As Interim Senior Vice President, General Counsel and Corporate Secretary for DPL Inc. (the "Company") and its wholly-owned subsidiary, The Dayton Power and Light Company ("DP&L"), duly appointed as such by its Board of Directors, I submit herewith my opinion with respect to the Company's request for the concurrence of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal submitted by Mr. Donald Moberly and received by the Company on November 7, 2007 is excluded from the Company's proxy statement for the Company's 2008 Annual Meeting of Shareholders (the "No-Action Letter"). This letter is being delivered to you as a supporting document for the Company's No-Action Letter.

In rendering the opinion set forth below, I have examined and relied upon the No-Action Letter, the Corporate Separation Plan between DP&L and the Public Utilities Commission of Ohio dated December 17, 1999 and amended February 28, 2000 and such certificates, corporate and public records, agreements and instruments and other documents as I have deemed appropriate as a basis for the opinion expressed below. In such examination I have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to me as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to me as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to me as copies or specimens, and the accuracy of the matters set forth in the documents, agreements and instruments I reviewed. I have further assumed that all statements, facts, representations and covenants made therein are and remain true (without regard to any qualifications stated therein and without undertaking to verify such statements, facts and representations by independent investigation), that the respective parties thereto and all parties referred to therein will act in all respects at all relevant times in conformity with the requirements and provisions of such

documents, and that none of the terms and conditions contained therein has been or will be waived or modified in any respect. As to matters of fact relevant to the opinion expressed herein, I have relied upon, and assumed the accuracy of, the representations and warranties contained in certificates and oral or written statements and other information obtained from the Company and public officials. Except as expressly set forth herein, I have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to my opinion, and no inference as to my knowledge concerning such facts should be drawn from my reliance on the representations of the Company, DP&L and others in connection with the preparation and delivery of this letter.

I express no opinion concerning the laws of any jurisdiction other than the laws of the State of Ohio.

Based upon and subject to the foregoing, I am of the opinion that:

1. Under the laws of the State of Ohio, the jurisdiction in which the Company and DP&L are organized, DP&L is required pursuant to a Corporate Separation Plan approved by the Public Utilities Commission on September 21, 2000 and in accordance with Ohio Revised Code Section 4928.17, to maintain DPL Energy Resources, Inc. ("DPLE"), which sells retail electric energy under contract to major industrial and commercial customers in West Central Ohio, as a separate entity apart from DP&L.

I am furnishing this letter to you solely for your benefit in connection with the transactions referred to herein. Without my prior written consent, this letter is not to be relied upon, used, circulated, quoted or otherwise referred to by, or assigned to, any other person or for any other purpose. In addition, I disclaim any obligation to update this letter for changes in fact or law, or otherwise.

Very truly yours,



Miamisburg Ohio
11-5-09

I, Donald Moberly, owner of 10,800 shares of DP&L stock which I have owned more than ten (10) years and will continue to own beyond the next shareholders meeting submit the following proposal.

We should dissolve all of the sub companies within our company and go back to being Dayton Power And Light Co.

The subcompanies came about during the Forester era as a ploy to divert funds (profits) from the IRS and our shareholders.

These include DP&L Inc., M.V.E., DP&L Energy, DP&L Finance, DP&L

Energy Resources, Valley Partners and any others I don't know about.

Our board must accept the responsibility of representing the shareholders instead of making the executives weatthy. (i.e.) Mr. Biggs 1/2 million dollar bonus plus 100% pay raise retroactive to January 1 of the previous year.

We the owners of the company demand a fair share of the profits

Donald Moberly
1308 Fairway Ct.
Miamisburg Ohio 45342
937-866-2027

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 29, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: DPL Inc.
Incoming letter dated December 13, 2007

The proposal provides that DPL "should dissolve all of the sub companies within our company and go back to being Dayton Power and Light Co."

We are unable to concur in your view that DPL may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that DPL may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that DPL may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that DPL may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that DPL may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that DPL may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to conclude that DPL has met its burden of establishing that DPL may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that DPL may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Song Brandon
Attorney-Advisor

END